EXHIBIT 8a


                                   BEFORE THE
                       LOUISIANA PUBLIC SERVICE COMMISSION
                                    Ex Parte
                               DOCKET NO. U-23029


  In Re: An investigation into the rates and services of Southwestern Electric
                           Power Company in Louisiana


                       PROPOSED STIPULATION AND SETTLEMENT

Southwestern Electric Power Company ("SWEPCO") and the staff of Louisiana Public Service Commission ("Commission"), after substantial discovery and negotiations, have reached an agreement and stipulation to present to the commission to resolve the above-captioned docket. The stipulation and agreement of SWEPCO and the Commission staff, subject to the approval of the Commission, is on the following terms and conditions:

1. SWEPCO's Louisiana retail jurisdictional revenues will be reduced by $11 million annually. The retail jurisdictional cost of service study which supports this revenue reduction is attached hereto as Attachment I.

2. SWEPCO's return on common equity is established at 11.1%.

3. SWEPCO's   will  be  allowed  to  include  in  its  rate  base  and  recovery amortization of the regulatory assets that are set forth in Attachment II.

4. SWEPCO will agree not to seek to implement a base rate increase for two years from the effective date of this settlement subject to the force majuere provisions set forth in Attachment III.

5. SWEPCO's  existing  production  depreciation  rates  will  remain  in  place.
   SWEPCO's  Louisiana   depreciation   rates  for  transmission,   general  and
   distribution plant will be modified as set forth in Attachment IV.

6. The allocation of the rate reduction will be as set forth in attachment V, attached hereto and made a part hereof. The new rates will be designed to recover the revenue by class as set forth in attachment V and as is more particularly set forth in the testimony of Ms. Nancy Napolitano.

7. The parties will seek to obtain a final order from the Commission in November, 1999. In the event the Commission approves the settlement the new rates will


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   become  effective with SWEPCO's  first billing cycle for the December,  1999, revenue month.

8. In Docket No. U-23327, this Commission issued an order dated September 16, 1999, determining and ordering that the merger between American Electric Power Company, Inc. And Central and South West Corporation, the parent company of SWEPCO, is in the public interest and complies with all the provisions of the Commission" General Orders regarding transfer of ownership and control, subject to the conditions set forth in the order. In the event the proposed American Electric Power Company, Inc. and Central and South West Corporation is not closed, and therefore the stipulations and conditions set forth in the merger order are not applicable to SWEPCO, then SWEPCO agrees to negotiate with the Commission in good faith so as to establish a rate monitoring program within the next six months after the time is determined that the merger will not be completed.